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October 5, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Benjamin Holt

Re:	Jukebox Hits Vol. 1 LLC

Offering Statement on Form 1-A Submitted October 5, 2023

CIK No. 0001974755

Dear Mr. Holt,

On behalf of our client Jukebox Hits Vol. 1 LLC (the “Company”), we respectfully submit this correspondence to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s submission on August 22, 2023 of its Amendment No.1 to Draft Offering Statement on Form 1-A (the “Draft Offering Statement”). In connection with this response to the issues raised in the Staff’s letter to the Company dated September 20, 2023 (the “Comment Letter”), the Company is contemporaneously filing via EDGAR an Offering Statement on Form 1-A (the “Offering Statement”) with the Commission, responding to the Staff’s comments in the Comment Letter and updating the Offering Statement.

The following is the Company’s response to the Comment Letter. The Company’s response is numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response set forth immediately under each comment. Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Offering Statement. In general, and throughout the Offering Statement, the Company relies on General Instruction III to Form 1-A to cross-reference sections within the Offering Statement in order to avoid the repetition of information.

Also enclosed, for the convenience of the Staff, is a copy of the Offering Statement which is now marked to show changes from the relevant portions of the Draft Offering Statement.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 5, 2023

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General

1.

We note your response to comment 4 and partially reissue the comment. Please further revise the platform to indicate, as you do in your Offering Circular, that investors should be prepared to hold their Royalty Shares for an indefinite period of time and there can be no assurance that the Royalty Shares will ever be saleable through an ATS or any alternative platform.

Response: Consistent with the Company’s disclosure in Part II of the Offering Statement (the “Offering Circular”), Jukebox Co. has revised the Frequently Asked Questions (FAQ) section of the JKBX Platform to address the Staff’s comment by noting that investors should be prepared to hold their Royalty Shares for an indefinite period of time, and that there can be no assurance that Royalty Shares will ever be saleable in any trading market or otherwise.

2.

We note your response to comment 6, including your statement that “[e]xcept in instances where an artist is the Income Interest Owner, Jukebox Co. and the Company do not require (nor intend to seek) the consent of any artists in order to acquire Income Interests related to such artist’s work(s) or to include related series of Royalty Shares in the Offering. Please revise or advise to reconcile your response with Mr. Cohen’s statement in the Music Business Worldwide article dated September 11, 2023 that “[w]e [Jukebox] wanted to defy this industry norm [not seeking consent] and actively go out of our way to make the recording artists aware of the listings on our marketplace.” Please revise your Offering Circular to disclose, if true, that the Company intends to seek the consent of artists prior to offering Royalty Shares corresponding to their music on the JKBX Platform, and address any associated legal and/or operational risks.

Response: The Company acknowledges the Staff’s comment and respectfully reaffirms the position previously stated in its response to Comment #6 of the Staff’s comment letter, dated July 26, 2023, that, except in instances where an artist is the Income Interest Owner, Jukebox Co. and the Company do not require (nor intend to seek) the consent of any artists in order to acquire Income Interests related to such artist’s work(s) or to include related series of Royalty Shares in the Offering. Where possible, Jukebox Co. does intend to engage with artists to inform them of the JKBX Platform and the opportunities Jukebox Co. is endeavoring to create for artists, creators, and platform users. In light of the Staff’s comment, and in order to avoid potential confusion in this regard, Jukebox Co. and its executives are working with counsel to ensure that publicly disseminated information about the JKBX Platform and the opportunities being pursued by Jukebox Co. is consistent with the Company’s disclosures in the Offering Circular.

3.

We refer to the section of the Jukebox Platform titled “FAQ” and the question “What is JKBX [“Jukebox”]?” Please revise to remove the reference to music royalties as an alternative asset class that has historically outperformed the S&P 500, as it is inconsistent with the disclosures in your Offering Circular and suggests a current market for the Royalty Shares.

Response: Jukebox Co. has revised the Frequently Asked Questions (FAQ) section of the Jukebox Platform to address the Staff’s comment by removing the noted reference to music royalties as an alternative asset class.

4.

We refer to the section of the Jukebox Platform titled “How it Works.” Please revise the platform to remove any suggestion that there is a current market for the Royalty Shares. In this regard, we note the statement that JKBX “[p]rovides a marketplace to invest in Royalty Shares.”

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 5, 2023

Page -3-

Response: Jukebox Co. has revised the section of the JKBX platform titled “How It Works” to address the Staff’s comment by removing language that may suggest that there is currently a market for the Royalty Shares.

5.

We refer to the section of the JKBX Platform titled “Explore,” which appears to have been added recently that shows 97 music listings. We note that for each individual music asset the platform includes disclosures such as market cap, estimated Royalty Share yield, and average revenue. Please tell us the basis for these figures along with any underlying assumptions. We may have further comment.

Response: As discussed with the Staff, the Company has amended the Offering Statement to include additional series of Royalty Shares and descriptions of and information about the music assets underlying the Royalty Shares, including the bases for any information or figures included therein. See “Description of the Music Assets Underlying the Royalty Share” and “Royalty Share Offering Table” in the Amended Offering Statement. Additionally, the Company has updated the information presented on the “Explore” page of the JKBX Platform to match the information included in the Offering Statement.

6.

We note your responses to comments 12, 20, 24, and 25. Please be advised that we may have additional comment(s) after reviewing the administrative services agreement by and between Jukebox Co. and the Manager.

Response: The Company acknowledges the Staff’s comment and notes that it has made further clarifying edits throughout the Offering Statement that may relate to the issues raised in the Staff’s previous comments 12, 20, 24, and 25. The Company also notes that the Administrative Services Agreement by and between Jukebox Co. and the Manager has been filed as an exhibit to the Offering Statement.

Cover Page

7.

Please revise your cover page to clarify that the offering price of the Royalty Shares was arbitrarily determined by the Manager and that the price bears no relationship to any established criteria for valuing the Royalty Shares.

Response: The Company has amended the cover page of Offering Circular to address the Staff’s comment.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 5, 2023

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Thank you for the opportunity to provide our analysis on these topics relating to the Offering Statement. If you have additional questions or comments, please contact me at zfallon@ketsal.com.

Very truly yours,

KETSAL PLLC

By:	/s/ Zachary Fallon
Zachary Fallon
Partner

ketsal.com